SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILES PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. )1

                           o2wireless Solutions, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.0001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   689803 10 4
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
 -------------------------------------------------------------------------------
              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)












----------------------------
         1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 689803 10 4                                          Page 2 of 8 Pages


--------------------------------------------------------------------------
1)   Name of Reporting Person                    DFW Capital
     I.R.S. Identification                       Partners, L.P.
     No. of Above Person
     (Entities Only)
--------------------------------------------------------------------------
2)   Check the Appropriate Box                      (a) [ X ]
     if a Member of a Group                         (b) [   ]
--------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------
4)   Citizenship or Place                           Delaware
     of Organization
--------------------------------------------------------------------------
Number of                      5)   Sole Voting        3,848,686 shares of
Shares Beneficially                 Power              Common Stock
Owned by Each
Reporting Person
With:
                               -------------------------------------------------
                               6)   Shared Voting
                                    Power                      -0-
                               -------------------------------------------------
                               7)   Sole Disposi-      3,848,686 shares of
                                    tive Power         Common Stock
                               -------------------------------------------------
                               8)   Shared Dis-
                                    positive Power             -0-
                               -------------------------------------------------

9)   Aggregate Amount Beneficially                     3,848,686 shares of
     Owned by Each Reporting Person                    Common Stock
--------------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
--------------------------------------------------------------------------
11)  Percent of Class
     Represented by                                            13.8%
     Amount in Row (9)
--------------------------------------------------------------------------
12)  Type of Reporting
     Person                                                    PN

CUSIP No. 689803 10 4                                          Page 3 of 8 Pages

--------------------------------------------------------------------------
1)   Name of Reporting Person                    DeMuth, Folger &
     I.R.S. Identification                       Wetherill II, L.P.
     No. of Above Person
     (Entities Only)
--------------------------------------------------------------------------
2)   Check the Appropriate Box                      (a) [ X ]
     if a Member of a Group                         (b) [   ]
--------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------
4)   Citizenship or Place                              Delaware
     of Organization
--------------------------------------------------------------------------
Number of                      5)   Sole Voting        2,432,160 shares of
Shares Beneficially                 Power              Common Stock
Owned by Each
Reporting Person
With:
                               -------------------------------------------------
                               6)   Shared Voting
                                    Power                      -0-
                               -------------------------------------------------
                               7)   Sole Disposi-      2,432,160 shares of
                                    tive Power         Common Stock
                               -------------------------------------------------
                               8)   Shared Dis-
                                    positive Power             -0-
                               -------------------------------------------------

9)   Aggregate Amount Beneficially                     2,432,160 shares of
     Owned by Each Reporting Person                    Common Stock
--------------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
--------------------------------------------------------------------------
11)  Percent of Class
     Represented by                                            8.7%
     Amount in Row (9)
--------------------------------------------------------------------------
12)  Type of Reporting
     Person                                                    PN

CUSIP No. 689803 10 4                                          Page 4 of 8 Pages


                         Amendment No. 1 to Schedule 13G
                         -------------------------------

          Reference is hereby made to the statement on Schedule 13G originally filed with the Securities and Exchange Commission on January 31, 2001 (the "Schedule 13G"). Terms defined in the Schedule 13G are used herein as so defined.

          The following items of the Schedule 13G are hereby amended and restated as follows:

Item 2(a) -   Name of Person Filing:

              This statement is being filed by DFW Capital Partners, L.P., a Delaware limited partnership ("DFW"), and DeMuth, Folger & Wetherill II, L.P., a Delaware limited partnership ("DFW II").

Item 2(c) -   Place of Organization:

                  DFW:  Delaware
                  DFW II: Delaware

Item 4 -          Ownership.

                  (a)   Amount Beneficially Owned:

                  DFW: 3,848,686 shares of Common Stock
                  DFW II: 2,432,160 shares of Common Stock

                  (b)   Percent of Class:

                  DFW: 13.8%
                  DFW II: 8.7%

                  (c)   Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote:

                  DFW:  3,848,686 shares of Common Stock
                  DFW II: 2,432,160 shares of Common Stock

                  (ii)  shared power to vote or to direct the vote:  -0-

                  (iii) sole power to dispose or to direct the disposition of:

                  DFW:  3,848,686 shares of Common Stock
                  DFW II: 2,432,160 shares of Common Stock

CUSIP No. 689803 10 4                                          Page 5 of 8 Pages

                  (iv) shared power to dispose or to direct the disposition of: -0-


Item 8 -          Identification and Classification of Members of the Group:

                  See Exhibit 2.

CUSIP No. 689803 10 4                                          Page 6 of 8 Pages




Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    DFW CAPITAL PARTNERS, L.P.
                                    By: Capital Partners - GP, L.P., General
                                    Partner


                                    By /s/ Donald F. DeMuth
                                      ---------------------------------
                                        General Partner

                                    DEMUTH, FOLGER & WETHERILL II, L.P.
                                    By: DFW, L.P., General Partner


                                    By /s/ Donald F. DeMuth
                                      ---------------------------------
                                        General Partner




Date: January 23, 2002

CUSIP No. 689803 10 4                                          Page 7 of 8 Pages

                                                                   EXHIBIT 1

                                  AGREEMENT OF
                           DFW CAPITAL PARTNERS, L.P.
                                       AND
                       DEMUTH, FOLGER & WETHERILL II, L.P.
                            PURSUANT TO RULE 13d-1(k)
                            -------------------------


          The undersigned hereby agree that the Information Statement on
Schedule 13G to which this Agreement is annexed as Exhibit 1 is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


                                    DFW CAPITAL PARTNERS, L.P.
                                    By: Capital Partners - GP, L.P., General
                                    Partner


                                    By /s/ Donald F. DeMuth
                                      ---------------------------------
                                        General Partner

                                    DEMUTH, FOLGER & WETHERILL II, L.P.
                                    By: DFW, L.P., General Partner


                                    By /s/ Donald F. DeMuth
                                      ---------------------------------
                                        General Partner




Date: January 23, 2002

CUSIP No. 689803 10 4                                          Page 8 of 8 Pages

                                                                   EXHIBIT 2


                        Identification and Classification
                             of Members of the Group
                        ---------------------------------

          DFW Capital Partners, L.P. and DeMuth, Folger & Wetherill II, L.P. are filing this statement on Schedule 13G as a group.

          DFW Capital Partners, L.P. is a Delaware limited partnership. Its sole general partner is Capital Partners - GP, L.P., a Delaware limited partnership.

          DeMuth, Folger & Wetherill II, L.P. is a Delaware limited partnership. Its sole general partner is DFW, L.P., a Delaware limited partnership.